

August 27, 2021

Cyrus Madon
Chief Executive Officer
Brookfield Business Corporation
250 Vesey Street, 15th Floor
New York, NY 10281-1021

> **Re: Brookfield Business Corporation**
> **Brookfield Business Partners L.P.**
> **Registration Statement on Form F-1**
> **Filed August 2, 2021**
> **File No. 333-258347**

Dear Mr. Madon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 Filed August 2, 2021

Summary
Management Fee and Incentive Distributions, page 26

1. We note your disclosure that your "group" will pay a quarterly base management fee. Please revise to clarify how the base management fee will be apportioned between the partnership and BBUC. Please also revise to clarify how any incentive distribution fee that Brookfield is entitled to receive from Holding LP will be apportioned between the partnership and BBUC.

2. We note your disclosure that there will be no increase to the base management fee currently paid by Brookfield Business Partners, which you define to exclude BBUC on

page 3. Please also disclose your expectations for the management fee for BBUC
individually, or your "group" in the aggregate.

3.   Please disclose your expectations for the number of units and exchangeable
shares outstanding at the end of the quarter in which you make the special distribution.
Please also disclose whether the quarterly volume-weighted average trading price of the
units will be adjusted to compensate for the special distribution when calculating both the
management fee and incentive distribution fee. If your calculations for the management
fee and/or incentive distribution fee will not be adjusted, please disclose the likely impact
on each fee and discuss how the timing of the special distribution may impact this the size
of these fees. In this regard we note that the incentive distribution threshold is expected to
decrease by approximately one-third as a result of the special distribution.

4.   To avoid investor confusion, please revise your references to Service Recipients to more
clearly identify BBUC and the exchangeable shares to be distributed in the special
distribution. Please also revise your definition of Service Providers and Service
Recipients on page 7 to define such terms other than by reference to the definitions of
such terms in the Master Services Agreement, and tell us how these terms differ from the
other defined terms already used in this prospectus. Please also explain why your
definition of "Brookfield" on page 3 excludes Brookfield Business Partners, but does not
appear to exclude BBUC.

Risk Factors
Risks Relating to our Business Services Operations, page 39

5.   We note you disclosed that your healthcare services operations and your construction
services operations have been impacted and continue to be impacted by the COVID-19
pandemic. Please tell us what consideration you gave to providing expanded information
in your MD&A regarding specific impacts that these businesses have experienced from
the COVID-19 pandemic (e.g. quantifiable impacts such as changes to operating costs,
staffing levels, borrowings and liquidity in your healthcare services operations, and
specific impacts to the construction services operations such as impact on receivable
balances and liquidity related to project cost overruns and delays). Refer to CF Disclosure
Guidance: Topic No. 9 for additional guidance.

The Special Distribution
Transaction Agreements, page 71

6.   We note the distribution ratio is intended to cause a proportionate split of the market
capitalization of the partnership between the units and the exchangeable shares based on
the value of the businesses to be transferred to your company relative to the partnership's
market capitalization. Please quantify the partnership's actual market capitalization and
BBUC's expected initial market capitalization as of date used.

7.   Please revise to clarify how the partnership's proposed acquisitions for approximately $8.4 billion in aggregate, or the relative performance of the operating subsidiaries that BBUC will acquire prior to the special distribution, may impact either the final distribution ratio or the comparative economic returns of units and exchangeable common shares.

Dividend Policy, page 73

8.   We note your disclosure that you intend to pay dividends per exchangeable share that are identical to the distributions on each unit, which is currently anticipated to be approximately $0.25 per unit on an annualized basis per your disclosure on page 109. Please explain to us how you arrived at the conclusion that your carved-out business operations would be able to support your initial dividend amount of $0.25 per exchangeable share on an annualized basis and tell us what consideration you gave to including a distribution table as part of your disclosure.

9.   Please describe any dividend restrictions in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

Capitalization, page 73

10.   We note that you have included other liabilities within the pro forma column of your Capitalization table. Given that this table represents your capitalization and indebtedness, please tell us why you believe it is appropriate to include other liabilities. Specifically, address why you believe it is appropriate to include liabilities that do not appear to represent short-term and long-term borrowings.

Unaudited Pro Forma Financial Statements
Notes to the Unaudited Pro Forma Financial Statements, page 81

11.   We note your disclosure within note 1 indicated that you consider the transaction to be of entities under common control. Please provide a detailed analysis of your accounting treatment for the transaction. In your response, please identify all the pertinent entities and what factors you considered in reaching the conclusion that there is a proper entities under common control relationship. Additionally, in your response, address the control of Brookfield Business Corporation before and after the transaction as well as the capital structure after the transaction in which you will have exchangeable shares, Class B and Class C shares. Finally, tell us how you concluded that your accounting treatment is appropriate under International Financial Reporting Standards.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

12.   Please expand your discussion under operating results for all periods to quantify each factor you cite as impacting your operations. For example, under comparison of the three months ended March 31, 2021 and 2020, you disclose that your infrastructure services revenues decreased primarily due to the current quarter results of your nuclear technology

services operations reflecting normal seasonality aligned with the timing of customer outage cycles, whereby fuel assembly shipments as well as scope and volume of planned services of customer outages were lower than prior year, without quantifying the impact attributed to each component. Also describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you disclose that the decrease in direct operating costs was primarily attributable to lower project related expenses recorded in operating costs at your construction operations, without disclosing the reasons why you reflected lower project related expenses. See Part I, Item 5.A of Form 20-F.

13.   Please expand your discussion under liquidity and capital resources to disclose the terms of material debt covenants in your debt agreements. Also, if material, describe in greater detail the proactive measures you took to amend the terms of certain debt instruments and seek waivers from lenders. See Part I, Item 5.B.2 of Form 20-F.

14.   Please expand this section to discuss any known trends or uncertainties that are reasonably likely to have a material effect on your revenues, income or liquidity. For example, you state that the decrease in direct operating costs was primarily attributable to lower project related expenses recorded in operating costs at your construction operations. If known, discuss whether you expect this trend to continue. See Part I, Item 5.D of Form 20-F.

Reconciliation of Non-IFRS Measures, page 104

15.   We note your discussion and reconciliation of Net Operating Income to the most directly comparable IFRS measure, which appears to be in the form of a full non-GAAP income statement and gives greater prominence to the non-IFRS measure. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in your presentation.

Relationship with Brookfield Business Partners
Credit Facilities, page 167

16.   Please revise to identify the LIBOR replacement rate for these credit facilities, as well as for the CanHoldCo Promissory Note.

Exhibit Index, page II-5

17.   We note that BBUC will be acquiring its operating subsidiaries pursuant to securities purchase agreements and other agreements, as well as guaranteeing the partnership's obligations to Brookfield or third-parties under certain credit agreements. Please disclose these guarantees in your list of material contracts on page 222, and revise your Exhibit Index to identify all material agreements. Refer to Items 601(b)(2) and (10) of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mile Kurta, Esq.